SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL RELATED TO THE COMPENSATION OF THE MEMBERS OF THE STATUTORY AUDIT COMMITTEE FOR FISCAL YEAR 2008

Purpose and Proposal

Pursuant to the provisions of the Bylaws of the Company, the Statutory Audit Committee shall be installed on a permanent basis. The members of the Statutory Audit Committee are annually appointed at the Annual Shareholders’ Meeting of the Company.

In addition to appointing the members of the Statutory Audit Committee, the Shareholders’ Meeting must also establish their compensation, in accordance with the provisions of Section 162, Paragraph 3rd, of Law 6,404/76 and of the Bylaws of the Company.

It is important to point out that the Statutory Audit Committee of TIM Participações S.A. also performs the role of the Company’s audit committee for purposes of the law of United Sates of America, market in which its securities are traded. In this sense, the Statutory Audit Committee is responsible for the duties set forth by both Brazilian and US laws.

Considering the duties and responsibilities of the Statutory Audit Committee, it is proposed hereby that the Shareholders’ Meeting establishes the body’s members global compensation in the amount of four hundred and five thousand reais (R$ 405,000.00) as maximum global compensation for the Statutory Audit Committee members for 2008. The proposed amount takes into account that the Statutory Audit Committee will be composed of three (3) members; it shall be adjusted if this premise becomes not true.

Rio de Janeiro, March 04, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.